July 26, 2012

VIA EDGAR AND FED EX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Motorola Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 15, 2012

File No. 1-07221

Dear Mr. Spirgel:

Set forth below are the responses of Motorola Solutions, Inc. (“Motorola Solutions” or the “Company”) to the follow-up comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Gregory Q. Brown, President and Chief Executive Officer of the Company, dated July 13, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed February 15, 2012. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type.

Form 10-K for the Year Ended December 31, 2011

Valuation and Recoverability of Goodwill, page 54

Goodwill, page 106

1.

We note in your response to comment 3 your explanation of your assessment of the economic factors considered when concluding on the aggregation of the components of your operating segments in accordance with the guidance in ASC 350-20-55. However, we remain unclear regarding your basis for aggregating the iDEN business with the other technology groups included within your Enterprise segment. In this regard, we note iDEN sales are declining while the other operations within the Enterprise segment appear to be experiencing increasing sales. Please further explain to us why you consider the iDEN infrastructure business to be economically similar to the other technology groups aggregated within the Enterprise operating segment. As part of your response, tell us the extent that you typically bundle products and services from the other technology groups with the iDEN infrastructure business in order to provide an integrated solution to your customers. Also, specifically tell us the nature and amount of revenue that you anticipate will be lost by the other technology groups aggregated within the Enterprise operating segment as a result of the shut-down of Sprint’s iDEN network, if any.

Response

We believe that we have appropriately aggregated iDen infrastructure with the other components of Enterprise into a single reporting unit under the guidance of ASC 350. As noted in ASC 350-20-55-6, “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.” In accordance with this guidance, no single factor should be considered as paramount in an analysis, but rather all factors should be considered and weighted appropriately. To summarize our position and our consideration of the guidance in ASC 280-10-50-11 and ASC 350-20-55-7: iDen infrastructure is economically similar to the other components in Enterprise based on long-term gross margins, an enterprise centric customer base, production processes centered in the same location, and shared manufacturing and research and development assets. We do not feel the declining revenues of iDen alone are significant enough to outweigh these other factors.

Despite the anticipated decline in iDen sales, long-term margins are expected to remain consistent with the other components of Enterprise. While iDen revenues have been declining as a result of decreased sales to Sprint, the business has other customers domestically and internationally that maintain both commercial and private networks, and we currently expect revenues for the foreseeable future. Private networks have been sold to transportation and utilities customers, consistent with the nature and type of customers for other components of the Enterprise reporting unit. Additionally, iDen is a push-to-talk (“PTT”) technology that was developed specifically for Enterprise type end customers that utilize the functionality via public networks in businesses such as: utilities, petrochemical/energy, manufacturing, and construction. We sell services with our iDen infrastructure including network monitoring and maintenance similar to our other technology groups within Enterprise.

The Sprint network shutdown would not result in lost revenues in other technology groups but would likely benefit them as users migrate to other PTT solutions, specifically to solutions provided by our Enterprise Mobile Computing (“EMC”) technology group. For example, our sales and engineering personnel have been approached by customers to develop handheld products that have PTT technology along with data and telephony capabilities. The first of these products was introduced last year and branded in the U.S. for Sprint – the ES400 – which is accounted for within our EMC technology group. The ES400 has PTT capability and can work on local area, as well as wide area networks. In addition to the ES400, we feel that other products in our EMC portfolio can, and will, be made to be PTT functional. The strong following (typically by workers in customer classes served by our Enterprise products) of the PTT capability will be complementary to our ruggedized Enterprise products. We expect demand for other Enterprise products containing PTT functionality will increase with the eventual shutdown of the Sprint iDen network as entities look to replace that PTT functionality. Our EMC technology group is positioned to incorporate this functionality, enabled by the iDen intellectual property and patents. Therefore, we expect the EMC component of the Enterprise reporting unit will capitalize on the shutdown of Sprint’s iDen network. These expected benefits to the EMC technology group is demonstrative of the nature in which the Company operates its business and the sharing of assets across Enterprise components as outlined in ASC 350-20-55-7.

While we believe our assessment of economic similarity is reasonable and that iDen is not its own reporting unit, we would like to also point out that iDen is not material to the Company. IDen represents approximately 3% of the Company’s expected 2012 consolidated net sales and is expected to decline to 1% by 2014. In addition, because iDen is largely an organically grown business and because it is an immaterial component of the Enterprise reporting unit, we believe, if it were theoretically its own reporting unit, it would have approximately $12 million of goodwill, or approximately 1% of the $1.1 billion balance of the Enterprise reporting unit. While sales are declining, we expect a positive cash flow stream from this component for the foreseeable future and we are certain any goodwill assigned to iDen, if it were to be considered its own reporting unit, would be recoverable. Conversely, the exclusion of iDen infrastructure’s cash flows would have no effect on the recoverability of goodwill of the Enterprise reporting unit.

In connection with the response in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-4047.

Sincerely,

/s/ John K. Wozniak

John K. Wozniak

Corporate Vice President, Finance

Chief Accounting Officer

Motorola Solutions, Inc.

cc:	Kathryn Jacobson, Staff Accountant

Robert Littlepage, Accountant Branch Chief

Jonathan Groff, Staff Attorney

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